EXHIBIT 99.1

Golar LNG Partners L.P. Board Changes

Hamilton, Bermuda, Sept. 29, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ:GMLP) (the "Partnership") announced today that Doug Arnell has stepped down from the Partnership's board of directors. Mr. Arnell is however continuing in his role as a senior advisor to Golar LNG Limited ("Golar") in connection with the leadership of Golar's commercial activities.  Effective today, the Partnership's General Partner has appointed Mr. Andrew Whalley, an existing director, to replace Mr. Arnell as one of the General Partner's three appointed directors.  As a result of this appointment, Mr. Whalley, who was previously an elected director, will now serve as one of the General Partner's three appointed directors.

The Partnership is pleased to announce that with effect from today Mr. Jeremy Kramer has been appointed by the remaining elected directors to fill the vacancy created as a result of Mr. Whalley's appointment as an appointed director. Mr. Kramer will also serve on the Partnership's conflicts committee.

Mr. Kramer has been a Senior Portfolio Manager at Neuberger Berman for the last 18 years (1998-2016), managing equity portfolios primarily for high net worth clients.  Prior to that, Mr. Kramer worked at Alliance Capital from 1994 to 1998, first as a Securities Analyst following several industries, including railroads, truckers, air freight and industrial conglomerates and then as a Portfolio Manager focused on small and mid-cap equity securities.  He also managed a closed-end fund, the Alliance Global Environment Fund.  Mr. Kramer worked at Neuberger Berman from 1988 to 1994 as a Securities Analyst following several industries, including railroads, conglomerates and environmental services.  Mr. Kramer graduated from Harvard University Graduate School of Business in 1988 with an MBA.  He graduated with a BA from Connecticut College in 1983.

Hamilton, Bermuda
September 29, 2016

Investor relations enquiries:
Golar Management Limited
Graham Robjohns - + 44 207 063 7900
Stuart Buchanan - + 44 207 063 7900

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.